AM 4/4/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02022046

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27117

SEC RECEIVED MAR 29 2002 PROCESSING

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Indianapolis Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4729 N. Congress Avenue
(No. and Street)

Boynton Beach, Florida 33426
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ann Greene (561)966-6990
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baum & Company, P.A.
(Name — *if individual, state last, first, middle name*)

1515 University Drive - Suite 209 Coral Springs, FL 33071
(Address) (City) (State) (Zip Code)

PROCESSED
APR 05 2002
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AM 4/4/2002

OATH OR AFFIRMATION

I, ANN GREENE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INDIANAPOLIS SECURITIES, INC., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Ann Greene
Signature

President
Title

Howard J. Solomon 2/27/02
Notary Public

NOTARY PUBLIC STATE OF FLORIDA
HOWARD J. SOLOMON
MY COMMISSION # DD 035777
EXPIRES: July 8, 2005
Bonded Thru Budget Notary Services

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDIANAPOLIS SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2001

INDIANAPOLIS SECURITIES, INC

FINANCIAL STATEMENTS

DECEMBER 31, 2001

TABLE OF CONTENTS

BAUM & COMPANY, P.A.
Certified Public Accountants
1515 University Drive - Suite 209
Coral Springs, Florida 33071
(954) 752-1712

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Indianapolis Securities, Inc.
Boynton Beach, Florida

We have audited the accompanying balance sheet of Indianapolis Securities, Inc. as of December 31, 2001, and the related statements of operations, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all the financial position of Indianapolis Securities, Inc. as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Coral Springs, Florida
February 24, 2002

INDIANAPOLIS SECURITIES, INC.
BALANCE SHEET
DECEMBER 31, 2001

ASSETS

Current Assets	
Cash in bank	$ 3,733
Commissions Receivable	1,427
Due from clearing firm	24,237
	29,397
Property and Equipment	
Furniture & fixtures (net of accumulated depreciation of $4,473)	6,516
Other Assets	
Clearing Deposit	15,000
Organizational Costs (net of accumulated amortization of $18,000)	- 0 -
Total Other Assets	15,000
Total Assets	$ 50,913

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities	
Accounts Payable	$ 2,765
Commissions Payable	21,942
Total Liabilities	24,707
Stockholders' Equity	
Common stock, no par value, 1,000 shares authorized, 500 shares issued and outstanding	8,095
Additional paid-in capital	215,049
Retained Earnings	(196,938)
Total Stockholders' Equity	26,206
Total Liabilities and Stockholders' Equity	$ 50,913

See Accountant's Report and Notes to Financial Statements.

INDIANAPOLIS SECURITIES INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

Operating Revenues:	
Commission Income	$ 457,793
Other Income	3,879
Total operating revenues	461,672
Operating Expenses:	
Rent expense	24,499
Commissions	338,007
Salaries	42,308
Clearing charges	39,704
Professional fees	15,078
Registration fees	11,965
Amortization and depreciation	1,914
Other operating expenses	67,615
Total Operating Expenses	541,090
Net income (loss) before other income (expense)	(79,418)
Other Income (expense)	
Writeoff of stockholders' loan	(172,921)
Writeoff of investment	(25,000)
Interest Income	2,703
Interest Expense	(1,467)
Total other income (expense)	(196,685)
Net income (loss)	$ (276,103)

See Accountant's Report and Notes to Financial Statements.

INDIANAPOLIS SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash Flows from Operating Activities:	
Net Income	$(276,103)
Adjustments to Reconcile Net Income to Net Cash Provided for Operating Activities:	
Depreciation and amortization	1,914
Changes in Operating Assets and Liabilities	
Decrease in due from clearing firm	4,899
Increase in commissions receivable	(1,426)
(Decrease) in accounts payable	(33,387)
Increase in commissions payable	21,942
Net Cash Flows provided by Operating Activities	(282,161)
Cash Flows from Investing Activities:	
Decrease in investments	25,000
Acquisition of fixed assets	(1,996)
Writeoff of loan receivable-stockholder	150,809
Net Cash Flows used for Investing Activities	198,806
Cash Flows from Financing Activities:	
Proceeds of capital contributions	71,000
Net decrease in cash	(12,355)
Cash - beginning of year	16,088
Cash - end of year	$ 3,733

See Accountant's Report and Notes to Financial Statements.

INDIANAPOLIS SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Shares	Common Stock Amount	Additional Paid-In-Capital	Retained Earnings (Deficit)
Balance - December 31, 2000	500	8,095	144,049	79,165
Capital contributions			71,000	
Net income	- 0 -	- 0 -	- 0 -	(276,103)
Balance - December 31, 2001	$ 500	$ 8,095	$ 215,049	$(196,938)

See Accountant's Report and Notes to the Financial Statements.

INDIANAPOLIS SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Indianapolis Securities, Inc. (the "Company') is an Indiana corporation which was organized in June 1987. The Company is registered as a broker-dealer with the National Association of Securities Dealers, Inc., the Securities and Exchange Commission, and the Indiana Securities Division.

Federal Income Taxes

The stockholders of the Company have made an election to be treated as an S Corporation under the Federal Income tax laws. Accordingly, the income of the Company is taxed directly to its stockholders. Therefore, no provision for income taxes has been made in the financial statements.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2001 and revenues and expenses for the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

Depreciation of Fixed Assets

Fixed assets are depreciated using the straight-line method over the estimated useful lives of the assets.

NOTE 2 - LOAN RECEIVABLE - STOCKHOLDER

The Company has advanced funds to its sole stockholder. Due to the stockholder's death in early 2001 it was deemed uncollectible.

NOTE 3 - RESTRICTIVE COVENANTS

The National Association of Securities Dealers, Inc. imposes certain restrictions on the Company, the most significant of which are to maintain a minimum net capital of $5,000 and aggregate indebtedness, as defined, which does not exceed fifteen times net capital, as defined.

INDIANAPOLIS SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 4 - **SECURITIES AND EXCHANGE REQUIREMENTS**

The statement of changes in liabilities subordinated to claims of general creditors has been omitted as the Company has no such liabilities.

NOTE 5 - **COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) of that Rule.

INDIANAPOLIS SECURITIES, INC.
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2001

Computation of Net Capital

Total stockholder's equity	$ 26,206
Deductions and/or charges:	
Non-allowable assets	6,516
Net capital	19,690
Computation of Basic Net Capital Requirement:	
Minimum net capital requirement	5,000
Excess net capital (based on minimum capital of $5,000)	$ 14,690

Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 1996)

Net capital, as reported in Company's Part II (Unaudited) FOCUS Report	22,190
Net capital per above	19,690
Audit Adjustment (unrecorded accrued liabilities)	$ 2,500

BAUM & COMPANY, P.A.

Certified Public Accountants
1515 University Drive - Suite 209
Coral Springs, Florida 33071
(954) 752-1712

February 24, 2002

Indianapolis Securities, Inc.
Boynton Beach, Florida

In planning and performing our audit of the financial statements of Indianapolis Securities, Inc. (the "Company") for the year ended December 31, 2001 on which we issued our report dated February 24, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Indianapolis Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregated indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with exemption provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recondition of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of Indianapolis Securities, Inc. is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which Indianapolis Securities, Inc. has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in

(Continued Pg 2)

accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure of the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Indianapolis Securities, Inc.'s practices and procedures were adequate at December 31, 2000, to meet the Commission's objectives.

This report is intended solely for the use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and applicable self-regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Coral Springs, Florida
February 24, 2002